UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Spark Networks SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

Arnt Jeschke
Charlottenstrasse 4
Berlin, Germany 10969
49(0)30300131800

With a copy to:

Tamara Thompson
Thompson Legal Advisory Services
229 Brannan Street, Suite 18G
San Francisco, CA 94107
(415) 495-5224
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rocket Internet SE

00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b) [ x ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany
7.	SOLE VOTING POWER

336,672 (1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY	00,000
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	336,672 (1)
10.	SHARED DISPOSITIVE POWER

00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,672 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.57% (2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Ordinary Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 1,316,866 Ordinary Shares outstanding as of November 2, 2017, after the completion of the Merger (as the term is defined in Item 3 below).

CUSIP No. 846517100	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is American Depositary Shares, each representing 0.1 Ordinary Share (the “ADSs”), of Spark Networks SE, a company organized under the laws of Germany (the “Issuer”). The principal executive offices of the Issuer are located at Kohlfurter Straße 41/43, Berlin 10999 Germany.

Item 2. Identity and Background.

(a) The name of the person filing this statement Rocket Internet SE, a company organized under the laws of Germany (“Rocket”).

(b) The business address of Rocket is Charlottenstrasse 4, Berlin, Germany 10969.

(c) Rocket incubates and invests in technology companies.

(d) None of Rocket or, to the knowledge of Rocket, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Rocket or, to the knowledge of Rocket, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of directors and executive officers of Rocket are set forth in Schedule A.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Rocket as of the date hereof.

Item 3. Source or Amount of Funds or Other Consideration.

233,105 Ordinary Shares of the total 336,672 Ordinary Shares held by Rocket were received on November 16, 2017 in connection the transactions contemplated by the Agreement and Plan of Merger, dated as of May 2, 2017, by and among Spark Networks, Inc., Affinitas GmbH, the Issuer, and Chardonnay Merger Sub. Inc. (the “Merger”). In accordance with the terms of the Merger, Rocket received 28,841 Ordinary Shares of the Issuer for cash consideration of €31,725.10 and 204,264 Ordinary Shares of the Issuer in exchange for all of its ordinary shares of Affinitas GmbH. As of the date hereof, Rocket continues to hold Ordinary Shares but intends to exchange all Ordinary Shares of the Issuer for the ADSs of the Issuer.

On December 21, 2017 Rocket purchased (the “APS Purchase”) an additional 103,567 Ordinary Shares of the Issuer (“Additional Ordinary Shares”) from Affinitas Phantom Share GmbH (“APS”). In connection with the Merger, APS as a former shareholder of Affinitas GmbH, received Ordinary Shares of the Issuer. Rocket purchased the Additional Ordinary Shares from APS in exchange for its 34.35% ownership in APS and satisfaction of an outstanding loan from Rocket to APS. As a result of the APS Purchase, Rocket beneficially owns a total of 336,672 Ordinary Shares or 25.57% of the outstanding Ordinary Shares, based on 1,316,866 Ordinary Shares outstanding as of November 2, 2017, after the completion of the Merger.

Item 4. Purpose of Transaction.

Rocket holds securities of the Issuer for investment purposes. Depending on the factors discussed herein, Rocket plans to, from time to time, increase its holdings in the Issuer and/or retain and/or sell all or a portion of its holdings in the open market or in privately negotiated transactions. Any actions Rocket may undertake will be dependent upon its review of numerous facts, including, among other things, the prices levels of ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, Rocket has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Rocket is the beneficial owner of 336,672 Ordinary Shares of the Issuer, which represents approximately 25.57% of the outstanding shares of the Ordinary Shares as of November 2, 2017.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rocket that it is the beneficial owner of any ADSs or Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Rocket has sole voting and dispositive power with respect to the Ordinary Shares held by Rocket.

(c) None, other than the acquisition of shares in connection with the Merger and the APS Purchase.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer and Rocket are parties to the Registration Rights Agreement, dated November 2, 2017 which provides Rocket and certain other shareholders of the Issuer customary demand, piggyback (when the Company initiates a registration of shares) and Form F-3 registration rights to register ADSs or Ordinary Shares on the terms and conditions set forth in the Registration Rights Agreement. The demand registration rights are limited to two and may not be made before the end of a period of six months from the Effective Date of the Merger. The Effective Date of the Merger was November 2, 2017. The Form F-3 registration rights may not be used until the Issuer is eligible to use the Form F-3 under the Securities Act. References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit B and incorporated by reference to the Spark Networks SE’s Amendment No. 4 to Form F-4 filed with the SEC on September 29, 2017 and which is incorporated in its entirety in this Item 6.

The Issuer and Rocket are parties to the Lock-Up Agreement, dated May 2, 2017, which requires that for a period of six months from the Effective Date of the Merger, Rocket and certain other shareholders parties thereto to not transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, enter into any contract to do any of the foregoing, enter into any hedging transactions, grant any proxy, power of attorney or other authorizations or deposit in any voting trust or enter into any voting or similar agreement with respect to 15.578% of the Ordinary Shares and ADSs (or any interest therein) held by them (which in the case of Rocket is 36,313 Ordinary Shares) or to be acquired by them during the lock-up period. References to, and descriptions of, the Lock-Up Agreement as set forth in this Item 6 are qualified in its entirety by the terms of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit C and incorporated by reference to the Spark Networks SE’s Amendment No. 4 to Form F-4 filed with the SEC on September 29, 2017 and which is incorporated in its entirety in this Item 6.

Other than the Registration Rights Agreement and the Lock-Up Agreement described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Rocket and any person listed on Schedule A hereto, and between Rocket or any person listed in Schedule A and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit A: Agreement and Plan of Merger, dated as of May 2, 2017, by and among Spark Networks, Inc., Affinitas GmbH, Spark Networks SE (f/k/a Blitz 17-655 SE), and Chardonnay Merger Sub. Inc., incorporated herein by reference to Exhibit 2.1 to the Spark Networks SE’s Amendment No. 4 to Form F-4 filed with the SEC on September 29, 2017.

Exhibit B: Form of Registration Rights Agreement by and among Spark Networks, Inc., Affinitas GmbH, Blitz 17-655 SE, Chardonnay Merger Sub. Inc., and the stockholders listed on the signature pages thereto, incorporated herein by reference to Exhibit 10.3 to the Spark Networks SE’s Amendment No. 4 to Form F-4 filed with the SEC on September 29, 2017.

Exhibit C: Form of Lock-Up Agreement by and among Affinitas GmbH, Blitz 17-655 SE and the undersigned stockholder therein, incorporated herein by reference to Exhibit 10.4 to the Spark Networks SE’s Amendment No. 4 to Form F-4 filed with the SEC on September 29, 2017.

Exhibit D: Share Purchase and Transfer Agreement, by and among Affinitas Phantom Share GmbH, Rocket Internet SE, Lukas Brosseder and David Khalil, dated as of December 21, 2017.

Exhibit E: English Translation from German of Reproduction of the current Register content Call-off of 20 November 2017, 15:31 hours, Charlottenburg Local Court, Commercial Register Division B, HRB 165662 B.

CUSIP No. 846517100	13D	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET INTERNET SE

By:	/s/ Arnt Jeschke

Name:	Arnt Jeschke

Title:	General Proxyholder

Date:	January 8, 2018

By:	/s/ Christian Senitz

Name:	Christian Senitz

Title:	General Proxyholder

Date:	January 8, 2018

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ROCKET

Executive Officers

Name	Position
Oliver Samwer	Chief Executive Officer
Peter Kimpel	Chief Financial Officer
Alexander Kudlich	Member of the Management Board
Johannes Bruder	Chief Operating Officer
Ronny Rentner	Chief Technology Officer
Enrico Ferrari	Chief Marketing Officer
Viktoria Solms	Vice President, Communications
Victoria Sehgal	Senior Vice President, Venture Development & Organization
Christian Lasch	Chief Compliance Officer
Inka Brunn	Vice President, Legal and Deputy General Counsel

All individuals named in the table above are employed by Rocket Internet SE and, other than Enrico Ferrari and Victoria Sehgal, are citizens of Germany. Enrico Ferrari is a citizen of Italy and Victoria Sehgal is a citizen of the United States and Hungary. The address of Rocket’s principal executive offices is Charlottenstraße 4, 10969 Berlin, Germany.

Management Board

Name	Position
Oliver Samwer	Chief Executive Officer
Peter Kimpel	Chief Financial Officer
Alexander Kudlich	Member of the Management Board

All individuals named in the table above are employed by Rocket Internet SE and are citizens of Germany. The address of Rocket’s principal executive offices is Charlottenstraße 4, 10969 Berlin, Germany.

Supervisory Board

	Present Principal		Name, Principal Business and Address of
Name	Occupation or Employment	Citizenship	Organization in which Employed

Professor Dr. Marcus Englert	Managing Director	Germany	Texas Atlantic Partners (venture capital firm)
Seestraße 8, 80802 Munich, Germany

Norbert Lang	Management Consultant /	Germany	---
Member of various
Supervisory Boards

Professor Dr. h.c. Roland	Founder and Honorary	Germany	Roland Berger GmbH (consultancy)
Berger	Chairman		Maximilianstaße 32, 80539 Munich, Germany

Stefan Krause	Industry and Banking	Germany	Evelozcity Inc. (electrical vehicle company)
	Manager	and	201 E. El Segundo Boulevard
		Columbia	El Segundo, CA 90245

Pierre Louette	Deputy Chief Executive	France	Orange Group, Orange SA Headquarters (IT and
	Officer		communication services)
78, rue Olivier de Serres, Paris 75015, France

Professor Dr. Joachim	Chartered Accountant	Germany	---
Schindler	Tax Advisor

Daniel Shinar	Chief Executive Officer	Israel	Claltech Limited Partnership (investment firm)
3 Azrieli Center, Triangular Tower, 45th Floor
Tel-Aviv 67023, Israel

Christopher H. Young	Chief Financial Officer	Britain	First Pacific Company Limited (investment
management company)
24/F, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR

The business address of each individual who does not have an organization in which he is employed listed above is Rocket Internet SE, Charlottenstraße 4, 10969 Berlin, Germany.